UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
A. SCHULMAN, INC.
(Name of Subject Company (Issuer))
A. SCHULMAN, INC.
(Issuer)
Common Stock, Par Value $1.00 Per Share
(including the associated Junior Participating Special Stock Purchase Rights issued under the
Rights Agreement)
(Title of Class of Securities)
808194104
(CUSIP Number of Class of Securities)
Robert A. Stefanko
Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333
(330) 666-3751
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copy to:
J. Bret Treier
Vorys, Sater, Seymour and Pease LLP
First National Tower
106 South Main Street
Suite 1100
Akron, Ohio 44308
(330) 208-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$210,000,000.00	$22,470.00
     * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 8,750,000 shares of common stock at the maximum tender offer price of $24.00 per share.
     ** The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $107 per million of the value of the transaction.

     ☑ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,470.00	Filing Party: A. Schulman, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 1, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2006 (as amended and supplemented from time to time, the “Schedule TO”), in connection with the offer by A. Schulman, Inc., a Delaware corporation (the “Company”), to purchase up to 8,750,000 shares of its common stock, par value $1.00 per share, at a price not greater than $24.00 nor less than $21.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11
     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:
1.	The Company has extended the Expiration Date of the Offer, which previously was scheduled to expire at 9:00 a.m., New York City time, on Wednesday, March 29, 2006, until 5:00 p.m., New York City time, on Tuesday, April 11, 2006, unless further extended by the Company.

2.	The list of SEC Filings immediately following the paragraph entitled “Incorporation by Reference” under the caption “10. Information About A. Schulman, Inc.” on page 19 of the Offer to Purchase is amended to read in its entirety as follows:

“SEC Filing (File No. 0-7459)	Period or Date Filed

Annual Report on Form 10-K	Fiscal Year Ended August 31, 2005, filed November 14, 2005
Quarterly Report on Form 10-Q	Fiscal quarter ended November 30, 2005, filed January 9, 2006
Current Reports on Form 8-K	Filed October 24, 2005, January 6, 2006, January 11, 2006, January 23, 2006, January 30, 2006, February 21, 2006, March 1, 2006 and March 29, 2006”

Item 12.	Exhibits.
     Item 12 of the Schedule TO is hereby amended by filing the following exhibit:

(a)(1)(H)	Press Release, dated March 29, 2006 (incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K dated March 29, 2006).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 29, 2006

A. SCHULMAN, INC.

By:	/s/ ROBERT A. STEFANKO

Name: Robert A. Stefanko
Title: Chief Financial Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated March 1, 2006.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)***	Press Release, dated February 21, 2006 (incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K dated February 21, 2006).

(a)(1)(H)	Press Release, dated March 29, 2006 (incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K dated March 29, 2006).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)(1)***	Credit Agreement, dated as of February 28, 2006, among A. Schulman, Inc., A. Schulman Europe GmbH, A. Schulman Plastics, S.A., and A. Schulman International Services NV, with JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as European agent, J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger and the lenders party to the Credit Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 1, 2006).

(b)(2)***	Note Purchase Agreement, dated as of March 1, 2006, by and between A. Schulman Europe GmbH, A. Schulman, Inc. and the Purchasers and Guarantors named therein (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated March 1, 2006).

(c)	Not Applicable.

(d)(1)***	A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1991).

(d)(2)***	Amendment to A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(3)***	Second Amendment to A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 4(k) to the Company’s Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).

(d)(4)***	Third Amendment to A. Schulman, Inc. 1991 Stock Incentive Plan (incorporated by reference to Exhibit 4(l) to the Company’s Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).

(d)(5)***	A. Schulman, Inc. 1992 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement dated November 12, 1992 filed as Exhibit 28 to the Company’s Form 10-K for fiscal year ended August 31, 1992).

(d)(6)***	Amendment to A. Schulman, Inc. 1992 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(7)***	Second Amendment to A. Schulman, Inc. 1992 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1998).

(d)(8)***	Third Amendment to A. Schulman, Inc. 1992 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4(p) to the Company’s Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).

(d)(9)***	Fourth Amendment to A. Schulman, Inc. 1992 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2000).

(d)(10)***	A. Schulman, Inc. 2002 Equity Incentive Plan (incorporated by reference to Exhibit 4(l) to the Company’s Registration Statement on Form S-8, dated January 24, 2003, Registration No. 333-102718).

(d)(11)***	Non-Qualified Profit Sharing Plan (incorporated by reference to Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1995).

(d)(12)***	Amendment to A. Schulman, Inc. Nonqualified Profit Sharing Plan (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(13)***	Supplemental Executive Retirement Plan of the Company, effective January 1, 2004 (incorporated by reference to Exhibit 10(n) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2004).

(d)(14)***	Employment Agreement between the Company and Robert A. Stefanko dated January 31, 1996 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended February 29, 1996).

(d)(15)***	Employment Agreement between the Company and Terry L. Haines dated January 31, 1996 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended February 29, 1996).

(d)(16)***	Employment Agreement between the Company and Alain C. Adam dated December 9, 1999 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended February 29, 2000).

(d)(17)***	Employment Agreement between the Company and John M. Myles dated as of July 8, 1998 (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1998).

(d)(18)***	Employment Agreement between the Company and Ronald G. Andres dated as of October 20, 1999 (incorporated by reference to Exhibit 10(o) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1999).

(d)(19)***	Agreement between the Company and Robert A. Stefanko dated as of August 1, 1985 (incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1991).

(d)(20)***	Agreement between the Company and Robert A. Stefanko dated as of March 21, 1991 (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1992).

(d)(21)***	Agreement between the Company and Terry L. Haines dated as of March 21, 1991 (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 1992).

(d)(22)***	Form of Amendment to Deferred Compensation Agreements between the Company and Robert A. Stefanko and Terry L. Haines (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 1996).

(d)(23)***	Employment Agreement between the Company and Barry A. Rhodes dated January 10, 2002 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2002).

(d)(24)***	A. Schulman, Inc. 2002 Equity Incentive Plan Stock Option Award Agreement (Employee Form) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(25)***	A. Schulman, Inc. 2002 Equity Incentive Plan Restricted Stock Award Agreement (Employee Form) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(26)***	A. Schulman, Inc. 2002 Equity Incentive Plan Stock Option Award Agreement (Director Form) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(27)***	A. Schulman, Inc. 2002 Equity Incentive Plan Restricted Stock Award Agreement (Director Form) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated October 18, 2004).

(d)(28)***	A. Schulman, Inc. 2002 Equity Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 12, 2005).

(d)(29)***	Agreement by and among the Company and the Barrington Group, dated October 21, 2005 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated October 24, 2005).

(d)(30)***	Employment Agreement by and between A. Schulman, Inc. and Paul F. DeSantis (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated January 6, 2006).

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on March 1, 2006.

**	Previously filed on Amendment No. 1 to Schedule TO on March 20, 2006.

***	Previously incorporated by reference on Schedule TO on March 1, 2006.